

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Brian Podolak
Chief Executive Officer
Vocodia Holdings Corp
6401 Congress Ave
Boca Raton, FL 33487

>   **Re: Vocodia Holdings Corp**
>   **Amendment 1 to Registration Statement on Form S-1**
>   **Filed April 24, 2023**
>   **File No. 333-269489**

Dear Brian Podolak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2023 letter.

General

Capitalization, page 43

1.   We note your response to prior comment one that after a Liquidity Event, the holders of the convertible notes may elect to exercise their conversion right, in whole or in part, and receive payment of principal and interest under the notes in shares of the Company. Clarify your basis for assuming that all note holders will elect to convert their notes and how you consider conversion of the notes probable. Refer to Article 11-01(a)(8) of Regulation S-X. In your response, clarify whether note holders have informed you of their intent to convert the notes. In addition, please revise the headers to each column that is "adjusted" to note that those columns are "Pro Forma As Adjusted".

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 48</u>

2. Revise your disclosures to explain the change in revenue during the year ended December 31, 2022 as compared to the year ended December 31, 2021. Refer to Item 303(b) of Regulation S-K. In this regard, your revenue disclosures on page 47 state that as of December 31, 2022 and 2021, you had a total of 1 and 5 paying clients with 10 and 71 DISAs, respectively, paying an average monthly fee of $1,495 and $795, respectively. It's unclear how this reconciles to your revenue recognized during the years ended December 31, 2022 and 2021.

<u>Loss on Investments, page 51</u>

3. Revise your disclosure to clarify the nature of these investments and the expenses or losses you incurred during the year ended December 31, 2021. Refer to comment four from our comment letter dated January 3, 2023.

<u>Financial Statements</u>
<u>Notes to Financial Statements</u>
<u>Note 1 - Description of Business, page F-8</u>

4. You disclose that you determined that the acquisition met the requirements for accounting for the transaction as a business combination in accordance with ASC 805. In your response, tell us the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. In addition, tell us the amounts that are included in the combined financial statements that are attributable to Click Fish Media ("CFM") for each period <u>prior</u> to its acquisition. That is, please provide us with the revenue, expenses, and net income (loss) for each of Vocodia and CFM for the year ended 12/31/21 and for the interim period up to the acquisition date of CFM. Also, provide us with CFM's assets and liabilities included in the combined balance sheet as of 12/31/21.

<u>Note 2 - Summary of Significant Accounting Policies, page F-8</u>

5. Your disclosure indicates that the transaction <u>will be</u> accounted for in 2022. If the transaction has been accounted for in your December 31, 2022 financial statements, please revise this disclosure. If it has not been accounted for in your December 31, 2022 financial statements, please clarify why.

6. We note your response to prior comment 4; however, it does not appear that you have included any disclosures in your notes to the financial statements related to your stock based compensation arrangements. Please revise your financial statements to describe these arrangements and include all of the disclosures required by ASC 718 related to your stock based compensation and non-employee stock based compensation arrangements, including the assumptions used to determine the fair value of your common stock.

7.   We note your response to prior comment 8. Considering that Mr. Podolak was not the CEO of Click Fish Media, please further clarify how Vocodia Holdings Corp. and Click Fish Media had common operations and were commonly managed at the date of the acquisition. Clarify the decision making authority that each of Mr. Podolak and Mr. Sposato had as it relates to the management of Click Fish Media. Also, clarify how these companies were not operated as if they were autonomous, including whether they shared common facilities and costs and the degree of intercompany activity. Tell us how these companies were commonly managed other than sharing management such as whether CFM provided services to other customers besides Vocodia.

8.   Your disclosure on page 48 indicates that in July 2021, you granted 2,000,000 shares of stock to an employee that vested immediately and management determined the grant date fair value of the shares based on the most recent price of shares sold in a private sale of securities and recorded a non-cash compensation expense of $1,000,000 for the year ended December 31, 2021. Please clarify more specifically the recent shares sold upon which you based the fair value. In this regard, your disclosure on page F-6 indicates that during 2021 you issued 207,750 shares of common stock for $4,955,360. That is, it appears these shares were issued at $23.85 a share. Clarify how you considered the price of these shares in the determination of fair value for purposes of measuring your stock based compensation.

9.   Your disclosure on page 51 indicates that you recognized non-employee stock based compensation of $1,826,500 during the year ended December 31, 2022, valued at $1.00 per share prior to September 2022 and valued at $2.06 subsequent to this date. However, your disclosure on page F-6 indicates that during 2022 you issued 154,429 shares of common stock for $3,442,214. That is, it appears these shares were issued at $22.29. Clarify how you considered the price of these shares for purposes of measuring your stock based compensation.

Note 7 Income Taxes, page F-14

10. We note that your statement of operations on page F-5 does not reflect any income tax expense or benefit for the years ended December 31, 2022 and 2021. However your disclosures indicate that you have recognized deferred tax benefits for each period. Refer to comment 8 from our letter dated January 3, 2023. If there is no income tax expense (benefit) recognized in your income statement on page F-5, revise your footnote disclosure to exclude disclosure of components of income tax expense (benefit) for the years ended December 31, 2022 and 2021. In this regard, the net income tax expense (benefit) reflected in your footnote should agree to the net income tax expense (benefit) reflected in your income statement on page F-5.

General

11. Please revise the prospectus cover page heading to indicate the number of shares that are being offered by selling shareholders. File an updated legality opinion that reflects the

correct number of shares that are being offered.

You may contact Laura Veator, Senior Staff Accountant at 202-551-3716, or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ross Carmel